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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(b),(c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                           TEXAS EQUIPMENT CORPORATION
        ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    88241K109
        ---------------------------------------------------------------
                                 (CUSIP Number)


                                  June 7, 1998
        ---------------------------------------------------------------
             (Date Of Event Which Requires Filing Of This Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Condit 1997 Family Trust; Michael Carper, Trustee

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER                  2,600,000

6.       SHARED VOTING POWER                0

7.       SOLE DISPOSITIVE POWER             2,600,000

8.       SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,600,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.5%

12.      TYPE OF REPORTING PERSON*

         00



         *SEE INSTRUCTIONS BEFORE FILLING OUT





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                            STATEMENT ON SCHEDULE 13G


         This statement on Schedule 13G relates to the common stock, par value $.001 per share ("Common Stock"), of Texas Equipment Corporation, a Nevada corporation (the "Company"), and is filed by Michael Carper, Trustee on behalf of the Condit 1997 Family Trust (the "Trust"). The Trust holds 2,600,000 shares of Common Stock of the Company. These shares were irrevocably given to the Trust by John T. Condit, as Settlor, for the benefit of his children and/or their descendants.

         The Trust has not acquired the shares with any purpose, or with the effect of, changing or influencing the control of the issuer, or as a participant in any transaction having that purpose or effect.


ITEM 1(A)         NAME OF ISSUER.

                  Texas Equipment Corporation

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1305 Hobbs Highway, P.O. Box 790, Seminole, Texas 79360

ITEM 2(A)         NAME OF PERSON FILING.

                  Michael Carper, Trustee of Condit 1997 Family Trust.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  1305 Hobbs Highway, P.O. Box 790, Seminole, Texas 79360

ITEM 2(C)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.001 per share.

ITEM 2(E)         CUSIP NUMBER.

                  88241K109

ITEM 3            REPORTING PERSON.

                  N/A

ITEM 4            OWNERSHIP.

                  2,600,000 shares of Common Stock (10.5% of the class).

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A


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ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10           CERTIFICATION.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."






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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 3, 1998



                                          By:  /s/ Michael Carper, Trustee
                                               ---------------------------------
                                               Michael Carper, Trustee
                                               (on behalf of the Trust)